FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of October 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                              HSBC RETAIL SERVICES

                    ACQUIRES OFFICEMAX CREDIT CARD PORTFOLIO

HSBC Retail Credit USA and HSBC Bank Nevada, NA (HSBC Retail Services) have reached an agreement to acquire the consumer and commercial credit receivables of OfficeMax, a leading office supplies retailer in the United States.

HSBC is purchasing approximately US$81.6 million in receivables. Consumer accounts and receivables are being purchased by HSBC Bank Nevada, NA and commercial accounts and receivables are being purchased by HSBC Retail Credit USA. The transaction is expected to close in the fourth quarter of 2005. HSBC is paying a 4.5 per cent premium on the entire credit card portfolio.

"Our ability to provide customised business payment solutions allows our clients to focus on building their business and sales, while offering their customers flexible credit options," said Brian Zempel, managing director, HSBC business solutions. "Our goal is to build a best-in-class financing programme with our partners at OfficeMax."

"We're looking forward to providing our customers with world-class credit products and are pleased to partner with HSBC," said Chris Duncan, director, retail marketing for OfficeMax. "HSBC will help us improve our ability to meet our customers' needs and ultimately help grow our business."

Notes to editors:

1. OfficeMax

OfficeMax is a leader in both business-to-business and retail office products distribution. OfficeMax delivers an unparalleled customer experience - in service, in product, in time savings and in value - through a relentless focus on its customers. The company provides office supplies and paper, print and document services, technology products and solutions, and furniture to large, medium and small businesses and consumers. OfficeMax customers are served by approximately 40,000 associates through direct sales, catalogues, internet and approximately 950 superstores. OfficeMax trades on the New York Stock Exchange under the symbol OMX. More information can be found at http://www.officemax.com /.

2. HSBC Retail Services

HSBC Retail Services is a leading issuer of private label (merchant branded) credit cards in the United States. The business provides flexible, customised credit card solutions for the world's premier retailers and manufacturers and has more than 60 active merchant relationships, including Best Buy, Levitz Furniture and Saks Fifth Avenue. For more information, visit www.hsbcretailservices.com.

HSBC Retail Services, with headquarters in Prospect Heights, Illinois, is a subsidiary of HSBC North America Holdings, Inc., one of the top 10 financial organisations in the United States with assets totalling more than US$300 billion. Both companies are wholly-owned subsidiaries of HSBC Holdings plc
(HSBC) which is headquartered in London and is the holding company of the HSBC Group.

3. HSBC - North America Holdings, Inc.

HSBC - North America comprises all of HSBC's US and Canadian businesses, including the former Household International businesses. The company's businesses serve more than 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate, investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcusa.com.

4. HSBC Holdings plc

HSBC Holdings plc serves more than 110 million customers worldwide through more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank.'

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  24 October 2005